3-1-02

1012124

02029528

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002



**PEHUENCHE ELECTRICITY COMPANY INC.**
(Translation of registrant's name into English)



Santa Rosa 76
Santiago, Chile
(Telephone: 562-6309000)
(Address and telephone number of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA ELECTRICA PEHUENCHE S.A.

By: [signature]
Lucio Castro Márquez
Chief Executive Officer

Date: March 26, 2002

PEHUENCHE

# EMPRESA ELECTRICA PEHUENCHE S.A.

## Financial Statements

## December 31, 2001 and 2000

Contents:



Ch$ : Chilean pesos
ThUS$: Thousand of United States dollars

Exchange rate: US$ 1 = Ch$ 654.79

EMPRESA ELECTRICA PEHUENCHE S.A.
BALANCE SHEETS

| | December 31, 2001 Th US$ | December 31, 2000 Th US$ |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 14.8 | 1.8 |
| Time deposits | 0.0 | 0.0 |
| Trade account receivables | 11,061.3 | 11,358.2 |
| Other receivables | 20.5 | 5.2 |
| Account and notes receivables from related companies | 85,756.6 | 10,748.8 |
| Recoverable taxes | 5.5 | 4.5 |
| Prepaid expenses | 392.2 | 257.4 |
| Deferred Income Taxes | 0.0 | 0.0 |
| Other Current Assets | 0.0 | 0.0 |
| **TOTAL CURRENT ASSETS** | **97,250.9** | **22,376.0** |
| **Property, plant and equipment** | | |
| Land | 1,235.8 | 1,235.8 |
| Plant and facilities | 678,517.5 | 678,517.5 |
| Equipment and machinery | 2,793.7 | 2,854.2 |
| Other fixed assets | 189.6 | 2.4 |
| Less accumulated depreciation | (179,488.0) | (161,449.3) |
| **NET PROPERTY, PLANT AND EQUIPMENT** | **503,248.6** | **521,160.6** |
| **Other Assets** | | |
| Investment in related companies | 13.8 | 11.8 |
| Investments in other companies | 56.7 | 56.7 |
| Intangibles | 149.3 | 149.3 |
| Amortization | (14.9) | (11.2) |
| Other assets | 1,106.2 | 1,071.1 |
| **TOTAL OTHER ASSETS** | **1,311.2** | **1,277.8** |
| **TOTAL ASSETS** | **601,810.6** | **544,814.3** |

## EMPRESA ELECTRICA PEHUENCHE S.A.
## BALANCE SHEETS

| | December 31, 2001 Th Ch$ | December 31, 2000 Th Ch$ |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Notes payable to banks and financial institutions short-term | 0.0 | 0.0 |
| Notes payable to banks and financial institutions long-term | 40,733.9 | 8,816.1 |
| Bonds payable | 2,068.3 | 1,868.2 |
| Current installments of long-term debt | 0.0 | 275.5 |
| Dividends payable | 3.6 | 5.6 |
| Accounts payable | 2,521.8 | 3,139.9 |
| Other creditors | 8.9 | 367.9 |
| Accounts payable to related companies | 11,523.3 | 1,117.8 |
| Provisions | 145.0 | 332.3 |
| Withholdings | 1,480.3 | 1,050.7 |
| Income tax provision | 0.0 | 0.3 |
| Other current liabilities | 0.0 | 0.0 |
| **TOTAL CURRENT LIABILITIES** | **58,485.1** | **16,974.3** |
| **Long-Term Liabilities** | | |
| Notes payable to banks and financial institutions | 95,081.1 | 121,732.2 |
| Bonds payable | 170,000.0 | 153,551.0 |
| Other creditors | 8,943.8 | 8,277.7 |
| Accounts payable to related companies | 0.0 | 24,387.5 |
| Other long-term liabilities | 5,449.5 | 1,113.7 |
| **TOTAL LONG-TERM LIABILITIES** | **279,474.4** | **309,062.1** |
| **Shareholders' Equity** | | |
| Common stock | 229,173.6 | 191,460.0 |
| Equity revaluation reserve | 0.0 | 0.0 |
| Additional paid-in capital | 27,157.8 | 27,157.8 |
| Retained earnings | 160.1 | 9,566.7 |
| Net income for the current period | 7,359.6 | (9,406.6) |
| Provisional dividends | 0.0 | 0.0 |
| **TOTAL SHAREHOLDERS' EQUITY** | **263,851.1** | **218,777.9** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **601,810.6** | **544,814.3** |

## EMPRESA ELECTRICA PEHUENCHE S.A.
## INCOME STATEMENTS

| | December 31, 2001 Th Ch$ | December 31, 2000 Th Ch$ |
|---|---|---|
| **Operating Income** | | |
| Operating revenues | 113,247.3 | 83,856.7 |
| Operating expenses | (67,030.0) | (58,226.4) |
| OPERATING MARGIN | 46,217.3 | 25,630.3 |
| Administrative and selling expenses | (750.2) | (668.9) |
| **OPERATING INCOME** | **45,467.1** | **24,961.4** |
| **Non-Operating Results** | | |
| Interest income | 950.7 | 0.0 |
| Income on investments in related companies | 1.5 | 3.3 |
| Other non-operating income | 30.2 | 4,451.4 |
| Interest expense | (26,555.1) | (26,132.8) |
| Other non-operating expenses | (405.5) | (5,526.0) |
| Price level restatement | 1,911.9 | (723.1) |
| Exchange differences | (13,411.1) | (5,761.9) |
| **NON OPERATING RESULTS** | **(37,477.4)** | **(33,689.1)** |
| Income before income taxes | 7,989.8 | (8,727.7) |
| Income taxes | (630.1) | (678.9) |
| **NET INCOME (LOSS)** | **7,359.6** | **(9,406.6)** |

## EMPRESA ELECTRICA PEHUENCHE S.A.

### STATEMENTS OF CASH FLOWS
*For the period from January 1 through March 31, 2001 and 2000*

| | December 31, 2001 Th US$ | December 31, 2000 Th US$ |
|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| **Net Income (Loss) for the period** | 7,359.6 | (9,406.6) |
| **(Gain) Loss on sale of fixed assets** | (5.4) | (3,848.2) |
| **Charges (credits) to income not affecting cash flow** | 56,332.0 | 26,383.5 |
| Depreciation | 18,090.3 | 18,859.3 |
| Intangibles amortization | 529.7 | 613.8 |
| Income on investments in related companies | (1.5) | (3.3) |
| Net price-level restatement | (1,911.9) | 723.1 |
| Exchange differences | 13,411.1 | 5,761.9 |
| Other credits not representing cash flow | 26,214.5 | (4,051.5) |
| Other charges not representing cash flow | 0.0 | 4,480.2 |
| **Decrease ( increase ) in current assets** | (4,908.7) | (2,141.6) |
| Accounts receivables for sales | (4,636.5) | (1,958.1) |
| Other assets | (272.3) | (183.5) |
| **Increase ( decrease ) in current liabilities** | 8,561.2 | (95.3) |
| Accounts payable related to operating income | 8,945.8 | (1,558.2) |
| Interests payable | (402.5) | 307.7 |
| Other accounts payable related to non operating results | (265.2) | 0.0 |
| Other taxes payable | 283.1 | 1,155.1 |
| **NET POSITIVE (NEGATIVE) CASH FLOW FROM OPERATING ACTIVITIES** | **67,338.8** | **10,891.8** |

| | December 31, 2001 Th US$ | December 31, 2000 Th US$ |
|---|---|---|
| **Cash flows from financing activities** | | |
| *Proceeds from capital increase through the issue of shares* | 37,713.6 | 0.0 |
| Proceeds from loans | 0.0 | 0.0 |
| Proceeds from bond issuance | 0.0 | 0.0 |
| Proceeds from loans with related companies | 135,877.9 | 153,099.5 |
| Payment of dividends | 0.0 | 0.0 |
| Payment of loans | (8,651.9) | (36,736.8) |
| Payment of other loans with related companies | (232,260.4) | (145,913.0) |
| Other financing disbursements | 0.0 | (406.7) |
| **NET POSITIVE (NEGATIVE) CASH FLOW FROM FINANCING ACTIVITIES** | **(67,320.8)** | **(29,957.1)** |
| **Cash flows from investing activities** | | |
| Sales of fixed assets | 11.0 | 19,053.4 |
| Proceeds from sales of investments in related companies | 0.0 | 0.0 |
| Sale of other investments | 0.0 | 0.0 |
| Other investment income | 0.0 | 0.0 |
| Purchases of fixed assets | 0.0 | 0.0 |
| Investments in related companies | 0.0 | 0.0 |
| Investment in financial instruments | 0.0 | 0.0 |
| Other investment disbursements | 0.0 | 0.0 |
| **NET POSITIVE (NEGATIVE) CASH FLOW FROM INVESTING ACTIVITIES** | **11.0** | **19,053.4** |
| **NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR THE PERIOD** | **28.9** | **(11.9)** |
| **INFLATION EFFECT ON CASH AND CASH EQUIVALENTS** | **(15.9)** | **(0.4)** |
| **NET VARIATION IN CASH AND CASH EQUIVALENTS** | **13.0** | **(12.3)** |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | **1.8** | **14.1** |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | **14.8** | **1.8** |

PEHUENCHE

## MANAGEMENT ANALYSIS OF THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

The Company's Financial Statements for the year 2001 show a net income of ThUS$ 7,359.6, explained by an operating income profit of ThUS$ 45,467.1 and a non-operating results loss of ThUS$ 37,477.4.

For the year 2000, the company's financial statements showed a net loss of ThUS$ 9,406.6.

### ANALYSIS OF THE INCOME STATEMENT
**(Figures in thousands of US dollars as of December 31, 2001)**

Operating Revenues for the year 2001 reached ThUS$ 113,247.3, which is 35.0 % higher than that of the year 2000.

Operating expenses for the year 2001 reached ThUS$ 67,030.0, which are 15.1 % higher than those of the year 2000.

Administrative and selling expenses for the year 2001 increased by 12.1 %, compared with those of the year 2000, basically explained by legal expenses.

Operating income for the year 2001 reached ThUS$ 45,467.1, which is 82.1 % higher than that of the year 2000, basically explained by generation growth.

Non-operating results for the year 2001 reached a loss of ThUS$ 37,477.4. The company had a non-operating results loss of ThUS$ 33,689.1 in the year 2000. This is primarily explained by ThUS$ 13,411.1 exchange differences loss in the year 2001, compared to a loss of ThUS$ 5,761.9 in the year 2000.

| Liquidity, Borrowing and Activity | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | | |
| Current assets / Current liabilities | 1.66 | 1.32 |
| Acid ratio test | 1.66 | 1.30 |
| Liabilities / Shareholders' equity | 1.28 | 1.49 |
| Short-term debt / Total debt | 17.3% | 5.2% |
| Long-term debt / Total debt | 82.7% | 94.8% |
| Interest expense coverage | 1.97 | 1.40 |
| Property, plant and equipment (ThUS$) | 503,249 | 521,161 |
| Total assets (ThUS$) | 601,811 | 544,814 |

| Income Statement (ThUS$) | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | | |
| Operating income | 45,467 | 24,961 |
| Operating revenues | 113,247 | 83,857 |
| Operating expenses | -67,030 | -58,226 |
| Depreciation | 18,090 | 18,859 |
| Interest expense | -26,555 | -26,133 |
| Non-operating results | -37,477 | -33,689 |
| Net income (loss) before extraordinary items | 52,380 | 36,660 |
| Net income (loss) for the period | 7,360 | -9,407 |

The operating revenues comprise the energy generation that is its line of business. The company's business was developed in the Chilean market and more specifically in the Central Interconnected System (SIC).

The operating expenses are basically comprised of tolls of energy transmission, depreciation of fixed assets, energy purchases and expenses characteristic of the operation of the hydroelectric power stations.

| Profitability | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | | |
| Return on total assets | 1.28 | (1.67) |
| Return on shareholders' equity | 3.05 | (4.21) |
| Return on operating assets | 8.88 | 4.64 |
| Earnings per share (Ch$) | 7.95 | (10.16) |
| Return on dividends | - | - |

## PRINCIPAL ASSETS

The company's assets are shown in accordance with generally accepted accounting principles in Chile and the regulations and instructions of the Superintendency of Securities and Insurance in Chile. Significant differences compared with market values are not shown.

## TARIFFS

Finally, regarding the tariff setting of node prices for regulated customers on the Alto Jahuel node on the Chilean SIC that is in force from November 1, 2001, this represented a 3.1 % reduction in dollar terms. The Chilean electricity Law, that was amended in 1999, established the security of the system in any event and forced Pehuenche to redefine its commercial policy for avoiding risks not offset by the tariff settings.

## CASH FLOW ANALYSIS

During the year 2001, the company's cash flow from operating activities totaled ThUS$ 67,338.8, which basically results from the difference between sales and financial and operational expenses of the period, but also considering the effects of the increase in current assets for ThUS$ 4,908.7 and the increase in current liabilities for ThUS$ 8,561.2. The difference between the operational flow and the net income for the period is basically explained by the exchange differences loss of ThUS$ 13,411.1 and the depreciation for the period of ThUS$ 18,090.3.

Cash flow from financing activities during the period totaled ThUS$ (67,320.8), which basically resulted from proceeds from loans with related companies of ThUS$ 135,877.9, proceeds from capital increase through the issue of shares of ThUS$ 37,713.6 and payment of loans with related companies of ThUS$ 232,260.4.

Cash flow from investing activities during the period totaled ThUS$ 11.0, which resulted from the sales of fixed assets.

## MARKET RISK

- The company has a high percentage of its credits denominated in dollars, because in the Chilean electric legislation energy prices are strongly correlated with this currency. Nevertheless this natural covering of economic nature, in a scenario of high volatility of the dollar during the year 2001 the company continued with its policy of partially cover its liabilities denominated in dollars, in order to attenuate the fluctuations that generate in the results the variations of the exchange rate. As of December 31, 2001, the company has covered by future contracts Dollar-UF an amount of US$ 214 million, compared with US$ 183 million of the year 2000. The company's hedging policy is to hedge from 60% to 70% against accounting exposure.

- In terms of interest rate risk, the company has 100 % of its credits in fixed rates.

- The company's contribution margin is directly affected by the hydrological condition of the year. Basically, in extreme dry years the generating cost and the spot market price can be instantly increased by more than 6 times. The average energy generation of Pehuenche is 3,500 GWh, that diminishes to approximately 2,050 GWh in an extremely dry year.